CUSIP No.   636518  10  2                                   Page 1 of _6_ Pages
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ONE )*


                        NATIONAL INSTRUMENTS CORPORATION
-------------------------------------------------------------------------------

                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   636518 10 2
-------------------------------------------------------------------------------

                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (2-95)

                                                            Page 1 of _6_ Pages

0280544.01

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CUSIP No.   636518  10  2                                   Page 2 of _6_ Pages
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CUSIP No.   636518  10  2          13G                       Page 2 of _6_ Pages


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WILLIAM C. NOWLIN, JR.
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)   |_|
            (b)   |_|
    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
                                5      SOLE VOTING POWER

         NUMBER OF                     1,524,086
           SHARES
        BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                   6         SHARED VOTING POWER
                             -0-

                   7         SOLE DISPOSITIVE POWER
                             1,524,086

                   8         SHARED DISPOSITIVE POWER
                             -0-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,524,086

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.0%

    12      TYPE OF REPORTING PERSON*
            IN


                       *SEE INSTRUCTION BEFORE FILLING OUT

0280544.01

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CUSIP No.   636518  10  2                                   Page 3 of _6_ Pages
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Item 1.
   (a) Name of Issuer        NATIONAL INSTRUMENTS CORPORATION

   (b) Address of Issuer's Principal Executive Offices
                              6504  Bridge Point Parkway, Austin, TX  78730-5039
Item 2.
   (a) Name of Person Filing  WILLIAM C. NOWLIN, JR.

   (b) Address of Principal Business Office or, if none, Residence
                              6504  Bridge Point Parkway, Austin, TX  78730-5039
   (c) Citizenship
                              USA
   (d) Title of Class of Securities
                              COMMON STOCK
   (e) CUSIP Number
                              636518  10  2
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:
   (a) |_| Broker or Dealer  registered under Section 15 of the Act
   (b) |_| Bank as defined in section 3(a)(6) of the Act
   (c) |_| Insurance Company as defined in section  3(a)(19) of the Act
   (d) |_| Investment Company registered under section 8 of the Investment Company Act
   (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see ss.240.13d-1(b)(1)(ii)(F)
   (g) |_| Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
   (h) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership
   (a)  Amount Beneficially Owned                                  1,524,086*

   (b)  Percent of Class                                                 7.0%

   (c)  Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote                    1,524,086*
     (ii) shared power to vote or to direct the vote              Not Applicable
    (iii) sole power to dispose or direct the disposition o           1,524,086*
    (iv) shared power to dispose or direct the disposition of     Not Applicable

*  Includes 64,200 shares held in trusts for the benefit of Mr. Nowlin's girls

0280544.01

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CUSIP No.   636518  10  2                                    Page 4 of _6_ Pages
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Item 5.     Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following |_|.
                  NOT APPLICABLE

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
                  NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  NOT APPLICABLE

Item 8.       Identification and Classification of Members of the Group
                  NOT APPLICABLE

Item 9.       Notice of Dissolution of Group
                  NOT APPLICABLE

0280544.01

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CUSIP No.   636518  10  2                                   Page 5 of _6_ Pages
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Item 10.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        Date  February 13, 1997


                                       /s/ WILLIAM C. NOWLIN, JR.
                                       Signed by Attorney-in-Fact


                                       William C. Nowlin, Jr./Director
                                       Name/Title

0280544.01
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CUSIP No.     636518-10-2                                   Page 6 of _6_ Pages
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              Limited Power of Attorney - Securities Law Compliance


     The undersigned, as an officer or director of National Instruments Corporation (the Corporation), hereby constitutes and appoints Joel Rollins, David Hugley and Alexandra Gustafsson, and each of them, the undersigneds true and lawful attorney-in-fact and agent to complete and execute such Forms 144, Forms 3, 4 and 5 and other forms as such attorney shall in his or her discretion determine to be required or advisable pursuant to Rule 144 promulgated under the Securities Act of 1933 (as amended), Section 16 of the Securities Exchange Act of 1934 (as amended), and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigneds ownership, acquisition or disposition of securities of the Corporation, and to do all acts necessary in order to file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Corporation and such other person or agency as the attorney shall deem appropriate. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof. This Limited Power of Attorney is executed in Austin, Texas, as of the date set forth below.


                                      _/s/ WILLIAM C. NOWLIN, JR.
                                      Signed by Attorney-in-Fact

                                      WILLIAM C. NOWLIN, JR.
                                      Type or Print Name

                                      Date:March 6, 1995

Witness:


/s/ DEBRA L. KIRCHNER
Signature

DEBRA L. KIRCHNER
Type or Print Name


Date: March 6, 1995